Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 32 DATED JUNE 28, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

7980 Tar Bay Controlled Subsidiary – Jessup, MD

On June 4, 2021, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Tarbay, LLC (the “7980 Tar Bay Controlled Subsidiary”) for an initial purchase price of approximately $28,007,767 which was the initial stated value of our equity interest in the 7980 Tar Bay Controlled Subsidiary (the “7980 Tar Bay East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 7980 Tar Bay Controlled Subsidiary for an initial purchase price of approximately $7,001,942 (the “7980 Tar Bay Interval Fund Investment” and, together with the 7980 Tar Bay East Coast Opportunistic REIT Investment, the “7980 Tar Bay Investment”). The 7980 Tar Bay Controlled Subsidiary used the proceeds of the 7980 Tar Bay Investment to acquire a fully leased industrial building containing approximately 203,615 square feet of net rentable area on an approximately 9.58-acre site located at 7980 Tar Bay Drive, Jessup, MD 20794 (the “7980 Tar Bay Property”). Details of this acquisition can be found here.

On June 22, 2022, we refinanced the Tar Bay Property (the “Allianz Credit Facility 2”) via a secured credit facility from Allianz Life Insurance Company with a maximum principal balance of $16,750,000 (“Allianz Credit Facility 2”). Allianz Credit Facility 2 has a 5-year initial term with a 4.20% interest rate. As a result of the refinance, the 7980 Tar Bay Controlled Subsidiary received a cash distribution of approximately $16,403,000. A third party appraised the property at $35,200,000 which represents a 1% increase in value compared to the $35,009,709 purchase price.

Allianz Credit Facility 2 contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.